As filed with the Securities and Exchange Commission on April 14, 2003

Registration No. 333-104140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

MITCHELLS & BUTLERS PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
ENGLAND AND WALES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Pre-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 14, 15 and 19
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14, 18 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 14, 15 and 19
(v) The sale or exercise of rights	Articles number 12, 13, 14 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 16, 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Articles number 11 and 17
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7 and 23
(x) Limitation upon the liability of the depositary	Articles number 12, 19, 20 and 22
3. Fees and Charges	Articles number 6 and 7

Item - 2.

Available Information

Public reports furnished by issuer	Articles number 11 and 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2003, among Mitchells & Butlers PLC, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter agreement among Mitchells & Butlers PLC and The Bank of New York relating to pre-release activities. – Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 14, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, 5 pence nominal value each, of Mitchells & Butlers PLC.

By:

The Bank of New York,
 As Depositary

By:  /s/ VINCENT J. CAHILL, JR.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Mitchells & Butlers PLC has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on April 14, 2003.

Mitchells & Butlers PLC

By: /s/ MIKE BRIDGE
Name:  Mike Bridge
Title:  Head of Secretariat

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 14, 2003.

/s/ SIR IAN PROSSER* Sir Ian Prosser Director	___________________ Robert C. Larson Director
/s/ TIM CLARKE* Tim Clarke Director and Chief Executive (Principal Executive Officer)	___________________ Bryan Sanderson Director
___________________ Sir Howard Stringer Director	/s/ PUGLISI & ASSOCIATES* Puglisi & Associates Authorized U.S. Representative
/s/ RICHARD NORTH* Richard North Director and Finance Director (Principal Financial and Accounting Officer)
/s/ ROGER CARR* Roger Carr Director
*By: /s/ MIKE BRIDGE Mike Bridge, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of ____________, 2003, among Mitchells & Butlers PLC, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.